Exhibit 99.1

YM BIOSCIENCES’ THERACIM RECEIVES INVESTIGATOR SPONSORED IND FROM FDA

- TheraCIM h-R3 (nimotuzumab) to treat child with brain cancer under physician-led IND in USA

MISSISSAUGA, Canada - March 16, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA) today announced that the FDA has approved the use of TheraCIM h-R3 as a monotherapy in the treatment of a child with advanced glioma under an IND.

“Clearance to conduct a US-based investigation using TheraCIM h-R3 is significant in the development path for this drug,” said David Allan, Chairman and CEO of YM BioSciences. “The clinical success that was achieved with TheraCIM in Europe, Canada and Asia may now begin to be repeated in the US. The IND will initially result in the treatment of a single patient, but we are in the process of designing a protocol that, if approved, would open a new trial to many pediatric patients in the United States. Our US strategy is further supported by the FDA and European Regulatory Authority awarding Orphan Drug status to TheraCIM for the treatment of glioma, received in 2004.”

For reasons of patient confidentiality neither the name of the investigator nor the hospital will be disclosed. Further, the currently limited supply of antibody renders it impossible for YM to support additional investigator-led INDs at this time although quantities of the product are being manufactured to enable YM to conduct a pivotal trial in pediatric glioma.

The application to the FDA which resulted in the issuance of the IND to the investigator was prompted by the release of data from a monotherapy trial in pediatric glioma conducted at seven of the 52 hospitals that compose the BFM (Berlin, Frankfurt and Münster) Group of hospitals in Germany. Data from that trial, which was sponsored by Oncoscience AG, YM’s partner in Europe, were presented at the European High-Grade Glioma Meeting in February 2005.

TheraCIM h-R3 in Pediatric Glioma

In a Phase II trial conducted in Germany in children with brain cancer (glioma), TheraCIM h-R3 (Theraloc in Europe) produced an Overall Response rate of 35.3%, with six of 17 evaluable patients demonstrating either stable disease (in five patients) or a partial response (in one patient). Of the six patients who derived clinical benefit, four were diagnosed by investigators with pontine glioma (diffuse intrinsic brain stem glioma) - a form of the disease that is particularly aggressive and generally untreatable. Of the five patients with stable disease all but one experienced tumour shrinkage.

The progression-free interval recorded in the six patients responding at the time of the report were respectively: >8.0; 5.0; >4.0; >3.5; >3.0; and >2.0 months, in contrast to the eleven patients who had no response to the treatment whose average progression-free interval was 1.15 months with a range of 0.3-2.0 months.

No skin toxicity or allergic reactions were reported, consistent with all the previous trials conducted with TheraCIM h-R3.

The positive results of the trial permit Oncoscience AG to apply for an IND to conduct a pivotal trial testing the combination of the h-R3 antibody with radiation against radiation alone for the first line treatment of pediatric glioma. If approved, the pivotal trial could start in Q2/2005, possibly include up to 100 patients and possibly recruit all patients within 12 months following initiation.

TheraCIM h-R3 is a monoclonal antibody licensed from CIMAB S.A., the corporation representing the Center of Molecular Immunology in Havana.

About YM BioSciences

YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial demonstrated a substantial increase in survival in the same indication for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, which demonstrated that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing the EGFr humanized monoclonal antibody described above and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761 Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com